

Mail Stop 4631

February 9, 2017

Via E-mail
Mr. Tom Djokovich
Chief Executive Officer and Principal Accounting Officer
XsunX, Inc.
65 Enterprise
Aliso Viejo, CA 92656

> **Re: XsunX, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2016**
> **Filed December 14, 2016**
> **File No. 0-29621**

Dear Mr. Djokovich:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended September 30, 2016

Item 9A – Controls and Procedures, Page 19

1.   You state that your disclosure controls and procedures were effective as of September 30, 2016. Given that your disclosure controls and procedures appear to have been ineffective as of September 30, 2015, please tell us and disclose what changed from September 30, 2015 to September 30, 2016 that allowed you to reach a different conclusion about the effectiveness of your disclosure controls and procedures as of September 30, 2016. In this regard, we note from your disclosure that you are still working to improve the effectiveness of the closing process and separation of duties is still yet to be implemented.

2.   Please amend your Form 10-K for the year ended September 30, 2016 to state your conclusion regarding the effectiveness of your internal control over financial reporting as

required by Item 308(a)(3) of Regulation S-K. In doing so, please also ensure that you include currently dated certifications that refer to the Form 10-K/A.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or Jeff Gordon at (202) 551-3866 if you have any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction